May 15, 2006


By facsimile to (631) 369-4024 and U.S. Mail


Mr. Charles Cardona
Chairman and Chief Executive Officer
AdZone Research, Inc.
4062-80 Grumman Boulevard
Calverton, NY 11933

Re:	AdZone Research, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed April 18, 2006
	File No. 0-28717

Dear Mr. Cardona:

      We limited our review of the filing to the issues addressed in our comments. Where indicated, we think that you should revise the filing in responses to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. We note that AdZone Research, Inc. or AdZone is requesting stockholders` approval of an amendment to its articles of incorporation to increase the number of authorized shares of common stock from 200 million to 400 million.  Disclosure in the
preliminary
proxy statement states that AdZone has no plans, arrangements, commitments, or understandings for the issuance of the additional shares of common stock that are to be authorized. Disclosure in the risk factors section of the fourth pre-effective amendment to the registration statement on Form SB-2 filed by AdZone on April 13, 2006 states, however, that:

* AdZone does not have an adequate amount of authorized and unissued shares of common stock for issuance to the Nutmeg Group, LLC or Nutmeg under a May 2004 subscription agreement

* AdZone intends to file a preliminary proxy statement for a special meeting at which AdZone will ask stockholders to approve an amendment to its certificate of incorporation to increase its authorized shares of common stock so that AdZone will be able to deliver shares of common stock to Nutmeg underlying its option.

	Please reconcile the disclosures.

2. Since it appears that a purpose of the proposal to increase your authorized shares is to have an adequate number of authorized and unissued shares of common stock available for issuance to Nutmeg, the proposal "involves" the transaction in which you issued the warrants to Nutmeg. Therefore, you should provide the information required by
Item 11 of Schedule 14A, including the information required by Item
13(a) of the schedule.  See note A to Schedule 14A.

Closing

	File a revised Pre14A in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14A, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since AdZone and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from AdZone in which AdZone acknowledges that:

* AdZone is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* AdZone may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that AdZone provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3760.

Very truly yours,





   Pamela A. Long
					      Assistant Director



Mr. Charles Cardona
May 15, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE